

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2018

Elizabeth McCarroll
Associate General Counsel
Moody's Corporation
7 World Trade Center at 250 Greenwich Street
New York, NY 10007

> **Re: Moody's Corporation**
> **Registration Statement on Form S-4**
> **Filed March 16, 2018**
> **File No. 333-223724**

Dear Ms. McCarroll:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at 202-551-7237 with any questions.

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